Exhibit 99.1

For Immediate Release: December 24, 2024

Attention: Business Editors

VERSABANK ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION IN PUBLIC OFFERING

LONDON, ON/CNW – VersaBank (Nasdaq:VBNK; TSX:VBNK) (the “Bank”) today announced that the underwriters of its previously announced public offering of common shares (the “Offering”) have fully exercised their option to purchase an additional 849,056 common shares at a price of US$13.25 (approximately CAD$19.07) per share, resulting in additional gross proceeds of US$11,249,992 (approximately CAD$16,194,363). The sale of the additional shares closed today. After giving effect to the full exercise of the over-allotment option, the total number of common shares sold by the Bank in the Offering increased to 6,509,434 and gross proceeds increased to US$86,250,001 (approximately CAD$124,156,876).

The Bank expects that the net proceeds from the Offering will be used for general banking purposes and will qualify as Common Equity Tier 1 capital for the Bank.

Raymond James & Associates, Inc. acted as the sole bookrunning manager, and Keefe, Bruyette & Woods, A Stifel Company, and Roth Canada, Inc. acted as co-managers for the Offering.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

All amounts expressed in Canadian dollars or "C$" have been converted from United States dollars based on the C$/US$ daily average exchange rate on December 23, 2024 (as reported by the Bank of Canada).

About VersaBank

VersaBank is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In March 2022, VersaBank launched its unique Receivable Purchase Program (“RPP”) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the proposed use of proceeds. Words such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” are intended to identify forward-looking statements.

These forward-looking statements by their nature require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and U.S. economies in general and the strength of the local economies within Canada and the U.S. in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive. Although the Bank believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements contained in this news release represent the Bank’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com